September 18, 2014

Securities and Exchange Commission

Washington, DC 20549

Attn:	Tia L. Jenkins
Suying Li
Rufus Decker

Re:	Grand China Energy Group Limited (the “Company”)
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013 (the “10-K Filing”)
Filed on August 29, 2014
File No. 000-53490

Ladies and Gentlemen:

Further to our discussion with the Staff of the Securities and Exchange Commission respecting your letter on the captioned matter dated September 4, 2014 (the “Letter”), this will confirm the Staff’s grant of an extension to the Company until October 2, 2014 to respond to the Letter. The Company will respond to the Letter by amending the 10-K Filing to provide the requested information or by advising the Staff when it will provide the requested response.

Sincerely yours,

Grand China Energy Group Limited

/s/ Peifeng Huang

Peifeng Huang

Chief Financial Officer